Exhibit 99.77

Amaya announces lab approval for slot machines in New Jersey

MONTREAL, May 2, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya) (TSX: AYA), an entertainment solutions provider for the regulated gaming industry, announced today that its subsidiary Cadillac Jack has received approval from New Jersey’s Division of Gaming Enforcement (the “DGE”) to utilize its Genesis DV1 slot machine platform and associated hardware and software, including top performing game titles Fire Wolf, Siberian Siren, and Legend of White Buffalo, in the state. Cadillac Jack will now apply to the DGE for transactional waivers to begin supplying machines to Atlantic City casinos.

“This is an exciting step in our strategy to grow our footprint within the commercial and Class III gaming machine markets in the United States,” said David Baazov, CEO of Amaya. “New Jersey is the third largest commercial casino market in the nation, therefore this significantly expands our addressable market.”

Subject to receiving the transactional waivers, Cadillac Jack anticipates initial deployment of its gaming machines will begin immediately, with multiple Atlantic City casinos engaged to trial them.

“Our current Class III products have proven to be extremely competitive in all of our customer casinos across each jurisdiction in which we participate. We expect this success to carry into New Jersey, providing a strong return on investment to our partner casinos and added entertainment value to their patrons,” said Mauro Franic, COO of Cadillac Jack.

About Amaya

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and slot machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe. For more information please visit www.amayagaming.com.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

Tim Foran

Director, Investor Relations

1-416-986-8515

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 07:00e 02-MAY-14